Mail Stop 4561

January 30, 2007

By U.S. Mail and facsimile to (410) 477-1020.

Edmund T. Leonard
Chairman of the Board and Chief Financial Officer
BV Financial, Inc.
7114 North Point Road
Baltimore, MD 21219

   Re: BV Financial, Inc.
     Form 10-KSB for Fiscal Year Ended June 30, 2006
     Filed September 28, 2006
     File No. 000-51014

Dear Mr. Leonard:

   We have reviewed your filing and have the following comment. We have limited our review to only the issue raised in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 – Summary of Accounting Policies

Earnings Per Share, page F-10

1. You disclose that you have not presented earnings per share for the year ended June 30, 2005 because such information would not be meaningful. Paragraph 59 of SFAS 128 provides guidance for reorganization situations and states that EPS

computations shall be based on an analysis of the particular transaction and the provisions of the standard. Based on your specific facts and circumstances, it appears that your reorganization represents both the issuance of new shares to the public and a change in capital structure similar to that of a stock dividend. Paragraph 54 of SFAS 128 provides that computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect changes in capital structure. Please revise your calculation of EPS to compute the weighted average shares outstanding as follows:

- Include the 1,190,250 shares issued to the public in your weighted-average calculation only from the date such shares were issued; and

- Include the 1,454,750 shares issued to your mutual holding company parent in your weighted-average calculation as if outstanding for all periods presented.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant